May 16, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 3 to Registration Statement on Form S-4, Filed on April 28, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
     On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 10, 2011 with respect to the Registration Statement.
     The Registrants have filed today Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 4.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 4.

Michael Seaman, Esq.
May 16, 2011, p. 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Revenues, page 61
1.	Please refer to our previous comment 1 in our letter dated April 13, 2011. We note your revised disclosure appears to indicate you use valuation assumptions consistent with those used by others in the marketplace and therefore your valuation model does not contemplate the effects of loan modifications in any great significance. Your disclosure also appears to indicate that this is because most market participants are not high touch servicers. Please revise to disclose the following information:
a)	Disclose how you concluded that your valuation model was appropriate given the significant variance in business activities between you and a servicer that is not considered to be high touch. Clarify why being a high touch servicer makes it appropriate to ignore modifications and any related adjustments in value that a market participant would make, as your current valuation model apparently does.

b)	Disclose whether your valuation of your mortgage servicing rights would change materially if you modified your valuation model to contemplate the effects of loan modifications and provide us with your analysis.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on page 63 of the Prospectus. The Registrants respectfully advise the Staff that our analysis of the difference between market participant modification assumptions and our internal modification expectations is as follows:

Modification Level	Market Assumptions	Internal Goals

MSR Fair Value	$145,062	$148,280

Assumptions
Discount rate	9.7% to 30.0%	9.7% to 30.0%
Total prepayment speeds	10.6% to 28.7%	10.6% to 26.5%
Expected weighted-average life	3.5 to 6.8 years	3.7 to 6.8 years
Credit losses	5.8% to 60.2%	5.8% to 57.3%

Michael Seaman, Esq.
May 16, 2011, p. 3
Liabilities and Member’s Equity, page 71
2.	Please refer to our previous comment 8 in our letter dated April 13, 2011. We note your revised disclosure on pages 72 and 73. As requested, for the purposes of clearly disclosing the trends in your liability estimate over time, please revise to disclose the number and amount of loans sold, loans repurchased, the number of claims received, your success rate in avoiding these claims and the number of make whole payments made in each period presented. A tabular roll-forward may be helpful. Also, please describe more detail why the loans sold in 2010 contributed so significantly to the material increase in the reserve, explaining why they are expected to result in such significant losses.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 73 and 74 of the Prospectus.
Consolidated Financial Statements
Note 5. Mortgage Loans and Loans Held for Investment, page F-22
3.	Please refer to our previous comment 7 in our letter dated April 13, 2011. We note your revised disclosure; however, it remains unclear why you have an increase in collectible cash flows occurring simultaneously with loan impairments. Please clarify whether the increase in expected cash flows relates to a separate pool of loans than the pool in which the impairments occurred. If so, please revise your disclosure to specifically clarify how many pools were established upon transfer, the risk characteristic (i.e. severity of delinquency) associated with each pool and identify which pools experienced changes in estimated collectible cash flows. If not, please revise to disclose how you determined that you should consider an increase in expected cash flows separately from a decrease in expected cash flows for the same pool of loans given the guidance in ASC 310-30-15-6 and ASC 310-30-35-10. Please cite the relevant accounting literature in your analysis.
Response:
     Based on the Staff’s comment concerning their disclosures on page F-22, the Registrants would like to respectfully advise the Staff as to the following:
     The Company utilizes a single loan pool in evaluating its expected cash flows under the guidance of ASC 310-30. In this situation, deteriorating credit subsequent to establishment of the loan pool resulted in more modifications to loans within the pool and more liquidations of loans within the pool than was originally expected. As such, actual cash flows from the pool, as well as, expected future cash flows differed from the original projection. Although overall expected cash flows increased, the near term expected cash flows were diminished and longer

Michael Seaman, Esq.
May 16, 2011, p. 4
term expected cash flows increased. The overall net present value of future cash flows, utilizing the original discount rate, declined versus the original expectation because of the changes to the timing of the expected cash flows. We believed that based on this situation it was appropriate to record a valuation allowance in accordance with ASC 310-30-30-1. As a result of the change in the timing of the cash flows, it was determined that to maintain a level yield of interest recognition (ASC 310-30-35) a reclassification from the non accretable discount to the accretable discount was required. This does not represent an increase in the yield based on increased cash flows (ASC 310-30-35-10-b through 35-11), but rather the maintenance of the original yield.
     Although the concepts are somewhat counterintuitive, we believe that the application of the accounting standard is appropriate. Consequently, we have not revised our disclosures with regard to this group of loans.
Exhibits 10.10 and 10.11
4.	Please include Exhibits A and B to each of these agreements in your next amendment.
Response:
     Based on the Staff’s comments, the Registrants have included Exhibit A in each of the agreements filed as Exhibits 10.10 and 10.11. Exhibit B lists a schedule of mortgage loans that the Registrants would service, including more than 11,200 and 4,700 mortgage loans for each agreements filed as Exhibit 10.10 and 10.11, respectively. The schedule of mortgage loans are very voluminous and would not provide any material information or information that is otherwise valuable to investors. The Registrants notes that when these agreements were filed by the Issuers (as defined in the respective agreements) in 2006 and 2007, such schedules of mortgage loans were not filed therewith. The Registrants are willing to provide the schedules supplementally at the request from the Staff.
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     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Michael Seaman, Esq.
May 16, 2011, p. 5

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC